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                            May 17, 2023

       Jan Loeb
       Executive Chairman
       NovelStem International Corp.
       2255 Glades Road
       Suite 221A
       Boca Raton, FL 33431

                                                        Re: NovelStem
International Corp.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Correspondence
Filed April 26, 2023
                                                            File No. 000-22908

       Dear Jan Loeb:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G

       General

   1. We note your response to comment 1 of our letter dated March 2, 2023 and reissue in part.
                                                        Given that your ability
to rely on Rule 3a-1 under the Investment Company Act will
                                                        depend (among other
things) on facts and circumstances regarding your control of
                                                        NewStem, and that you
retain significant investment company status risk, please enhance your investment company
status risk disclosure to indicate that you intend to rely on Rule
                                                        3a-1 under the
Investment Company Act and explain the basis for such reliance.
 Jan Loeb
FirstName
NovelStemLastNameJan     Loeb
           International Corp.
Comapany
May        NameNovelStem International Corp.
     17, 2023
May 17,
Page 2 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Morris DeFeo